Press Release
[Graphic Omitted]Ahold

                                                        Royal Ahold
                                                        Corporate Communications



                                                Date:   January 23, 2004
                                For more information:   +31 75 659 57 20



Ahold ends exclusive discussions with combination of de Narvaez and Casino on sale of Disco

Zaandam, The Netherlands, January 23, 2004 - Ahold today confirmed that exclusive negotiations with joint prospective buyers, the investor Mr. Fransisco de Narvaez and Casino Guichard Perrachon S.A., for the sale of Ahold's controlling stake in the Argentine supermarket chain Disco S.A. have ended. Both parties could not reach final agreement.

Discussions on the sale of Disco are continuing with interested parties but cannot be commented on in detail at this stage.

The intended divestment of Disco S.A. is part of Ahold's strategic plan to restructure its portfolio, to divest underperforming assets, and to concentrate on its mature and most stable markets. As of June 30, 2003, Disco S.A. operated 237 stores in Argentina.


Ahold Corporate Communications:  +31.75.659.57.20




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Certain statements in this press release are "forward-looking statements" within the meaning of U.S federal securities laws and are intended to be covered by the safe harbors created thereby. Those forward-looking statements include, but are not limited to, statements on discussions with interested parties relating to the sale of Disco. Those forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those expressed in those forward-looking statements. Fluctuation in exchange rates between the Euro and the other currencies in which Ahold's assets, liabilities or results are denominated, in particular the U.S. dollar and the Argentine peso, can also influence the actual results as can other factors discussed in Ahold's public filings. Many of these factors are beyond Ahold's ability to control or estimate precisely. Readers are cautioned not to place undue reliance on such forward-looking statements, which only speak as of the date of this press release. For a more detailed discussion of such risks and other factors, see Ahold's Annual Report on Form 20-F for its most recent fiscal year. Ahold does not undertake any obligation to release publicly any revisions to those forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside The Netherlands Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold".
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                                              Albert Heijnweg 1, Zaandam
                                              P.O. Box 3050, 1500 HB Zaandam
                                              The Netherlands
                                              Phone:  +31 (0)75 659 5720
                                              Fax:    +31 (0)75 659 8302

http://www.ahold.com